Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

4 May 2018

IMMUTEP TO PRESENT AT 2018 ASCO ANNUAL MEETING

SYDNEY, AUSTRALIA - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (Immutep or the Company) today announced that it will present posters during the 2018 American Society for Clinical Oncology (ASCO) Annual Meeting, being held 1-5, June 2018 in Chicago, Illinois.

Details of the poster presentations in relation to Immutep’s lead product candidate, eftilagimod alpha (also known as IMP321) are as follows:

Abstract Number and Title: 1050, “Combination of paclitaxel and a LAG-3 fusion protein (eftilagimod alpha), as a first-line chemoimmunotherapy in patients with metastatic breast carcinoma (MBC): Final results from the run-in phase of a placebo-controlled randomized phase II.”

Poster Session: Breast Cancer—Metastatic

Session Data and Time: Saturday, Jun 2, 8:00 - 11:30 a.m. CDT

Location: Hall A, Poster Board Number: #131

Abstract Number and Title: TPS1109, “AIPAC (Active Immunotherapy PAClitaxel): A randomized, double blind, placebo controlled, multinational phase IIb trial evaluating the efficacy of eftilagimod alpha (a soluble LAG-3 fusion protein) in combination with paclitaxel in hormone receptor positive metastatic breast cancer.”

Poster Session: Breast Cancer—Metastatic

Session Data and Time: Saturday, Jun 2, 8:00 - 11:30 a.m. CDT

Location: Hall A, Poster Number: #185b

Abstract Number and Title: TPS3129, “The “INSIGHT” trial: An explorative, open-labeled phase I study to evaluate the feasibility and safety of intra-tumoral, intra-peritoneal, and subcutaneous injections with IMP321 (LAG-3Ig fusion protein) for advanced stage solid tumor entities.”

Poster Session: Developmental Therapeutics—Immunotherapy

Session Data and Time: Monday, Jun 4, 8:00 - 11:30 a.m. CDT

Location: Hall A, Poster Board Number: #329a

About the AIPAC clinical trial

The ongoing AIPAC (Active Immunotherapy PAClitaxel) Phase IIb clinical trial is a European multi-centre study evaluating eftilagimod alpha (“efti” or “IMP321”) in combination with paclitaxel in metastatic breast cancer (clinicaltrials.gov identifier NCT 02614833). To date, 33 out of a planned 34 clinical sites across Belgium, the Netherlands, Poland, Hungary, United Kingdom, France and Germany are now actively recruiting and treating patients. The study is expected to be to be fully recruited with 226 patients in third quarter of calendar 2018; first Progression Free Survival data are expected in calendar 2019.

About the INSIGHT clinical trial

The on-going INSIGHT Phase I clinical trial is an investigator initiated, explorative, single centre, open-label, study evaluating the feasibility and safety of intra-tumoural, intra-peritoneal, and subcutaneous injections of efti for advanced stage solid tumour entities (clinicaltrials.gov identifier NCT03252938. The Lead Investigator of this clinical trial is Professor Doctor Salah-Eddin Al-Batran, the Medical Director of the IKF.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the U.S.

For further information please visit www.immutep.com or contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com